vFinance, Inc.

3010 North Military Trail, Suite 300, Boca Raton, FL 33431

February 5, 2007

Filed under Edgar

Ms. Margaret Fitzgerald

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: vFinance, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Filed March 31, 2006

File #001-11454

Dear Ms. Fitzgerald:

We have reviewed your comment letter dated October 10, 2006 and have completed the responses as per your instructions. The officers of vFinance, Inc. (the “Company”) greatly appreciate the assistance and additional time granted in order to examine the complexities of both the comments made by the Securities and Exchange Commission (the “Commission”) and the underlying issues themselves.

In connection with responding to your comments, the Company acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Reponses to Comments

Note 2: Significant Accounting Policies and Other Matters

Investments, page F-8

Comment 1:

Please refer to prior comment 6. Your response states that due to the absence of trades you have assumed a zero fair value for some of your trading securities. We believe the absence of “active and frequent buying and selling” challenges the appropriateness of your classification of these securities as trading securities with the changes in fair value reflected in your net income. Please revise your financial statements to reflect these investments as available for sale securities, and please disclose how you determined the presumption of zero fair value is consistent with the guidance of Concept Statement 7. refer to paragraph 12 of SFAS 115.

vFinance, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005

Response:

The securities presently classified as trading securities are comprised of two different types of securities, securities received as compensation for investment banking deals completed (Success Securities) and securities bought and sold in our market making activities (Inventory).

The Success Securities are typically restricted in nature under Rule 144 and also comprise the securities most likely to be marked to zero as a result of infrequent buying and selling. In accordance with paragraph 12 of SFAS 115, the Company will reclassify these securities as Available for Sale Securities. We propose to treat this restatement as a reclassification of these securities effective January 1, 2005.

The fair values of these investments, which are predominantly comprised of over-the-counter “penny stocks”, are determined by our clearing firm, which bases such determinations on the market prices of the securities. In the case of stock that has not traded recently, fair value is deemed to be zero by the clearing firm unless the stock trades again. We note that stocks which cease to trade typically do so because there are no perceived cash flows to be derived from them by the marketplace. It is unusual for an investment to recover value once it reaches a market value of zero, and many such companies cease operations or are de-listed from exchanges. Accordingly, the Company believes a presumption of zero fair value is consistent with the guidance of Concept Statement 7.

Securities held as Inventory represent trading securities because in its market making capacity, the Company’s intent is to buy and sell frequently in the near-term, with the objective of generating profits on short-term differences in prices. Additionally, these securities are frequently bought and sold in active markets.

Intangible Asset, p. F-10

Comment 2:

Please refer to prior comment 9. We believe that the determination that “there was no brand equity associated with EquityStation” would be a circumstance which would indicate that the carrying value of other intangibles may not be recoverable and would warrant the performance of an impairment analysis. Please revise to disclose the procedures utilized to determine the accuracy of the amount assigned to customer relationships, how the useful life was determined, and how you have evaluated the asset for impairment.

Response:

In determining the purchase price allocation in the EquityStation transaction, the Company considered the substance of the transaction and assumptions that marketplace participants would consider. In doing so, there were three potential intangible assets considered most closely: (i) trade names, or brand, (ii) non-compete agreements and (iii) customer relationships.

Although the Company placed a strategic value on the trade name, the Company could not justify an allocation of purchase price to a trade name or brand intangible. The EquityStation name (and related trade names) had limited exposure in the marketplace, since EquityStation was a very small company. Most marketplace participants are larger than the Company and would see very limited value, if any, in the continued use (or licensing) of the EquityStation brand. As a result, the original purchase price allocation for the acquisition allocated all of the value to goodwill and no amount was allocated to brand or trade name in the revised valuation.

vFinance, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005

The Company also considered the value of non-compete agreements with the principals of EquityStation, which were obtained in connection with the acquisition. However, these non-compete agreements cover a period of only three months subsequent to termination and, therefore, were deemed to hold only nominal financial value.

The ultimate value of the acquisition to the Company (or to a marketplace participant in a hypothetical transaction) has always been the relationships with customers acquired in the transaction. As indicated in previous responses to comments from the staff of the Commission, the Company’s initial purchase accounting did not recognize these customer relationships as separate intangible assets, which was addressed with an adjustment during 2005.

The Company further considered the potential for other intangible assets to have been acquired in the transaction, upon receipt of comments from the staff of the Commission. This consideration consisted primarily of a review of the transaction in the context of SFAS No. 141, during which the Company determined that no additional intangible assets were acquired. This review consisted of consideration of a list of intangible assets that might be present in acquisitions, such as (but not limited to) internally developed software, favorable leases, order backlog and other contracts, none of which were deemed to be present in this transaction.

The Company has also reconsidered the useful life assigned to the customer relationships in connection with comments received from the staff of the Commission. The five year life assigned to the intangible asset was based on an expectation that most brokers remain with their employer for approximately five years, and that customers frequently follow their brokers when leaving their employers. These assumptions were based upon previous experience, which the Company believes to be consistent with industry trends. In addition to these factors, however, the Company also believes that (i) some portion of the brokers will remain with the Company subsequent to the five year anniversary of the acquisition, (ii) the turnover rate is influenced by broker success and compensation, such that lower revenue-producing brokers are the most likely to leave within the five year period and higher-revenue producing (and earning) brokers are more likely to be retained by the Company for a longer period, and (iii) some portion of the acquired customer relationships are expected to be retained in the event of brokers leaving the Company. As a result of these factors, the Company believes a 10-year life is more consistent with the period over which cash flows are expected to be derived from the acquired customer relationships, given the broker and customer attrition factors noted above. The Company further proposes to treat this change as a correction to be included in the restatement of its 2005 Form 10-KSB.

The amounts assigned to customer relationships were also further examined. This examination consisted of compiling a revised valuation, which was based upon a discounted cash flow analysis that a market participant would expect to be derived from the acquired customer relationships. The specific factors considered in this analysis included the historical revenues derived from the customers, the attrition rate expected from the customer relationships over a 10-year useful life, the growth rates expected from surviving revenues, and the expenses associated with the revenues expected to be derived each year. The resulting cash flows were reduced by charges on the assets utilized to derive the cash flows from the customer relationships, were tax-affected and discounted over the 10-year period. The sum of the discounted cash flows exceeded the value assigned to the customer relationships. Accordingly, the Company believes the value assigned to the customer relationships is appropriate.

vFinance, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005

With respect to potential impairment charges, the Company believes the statement “there was no brand equity associated with EquityStation” is consistent with the fact that there was never any brand equity associated with EquityStation from a market participant’s view. While the Company’s management may have made the determination that there was no strategic value to the brand name subsequent to the transaction, the Company also believes there was never any financial value to the EquityStation brand name under SFAS No. 141, as noted above. Similarly, since the revenues and cash flows from the acquired customer relationships have approximated the projections used to form the basis of the customer relationship valuation noted above, the Company does not consider an indication of impairment to be present. The Company believes that its initial response to the comment received from the staff of the Commission should have been more explicit in accounting terms and should have excluded reference to brand equity, which it believes to be irrelevant to purchase accounting and impairment analyses.

Based on the financial performance of the acquired customer relationships since the date of acquisition, the Company continues to believe that impairment charges would be inappropriate, particularly since the Company believes there (appropriately) has never been value assigned to the abandoned trade name. Additionally, as indicated in previous responses to the Commission staff and as noted above, the Company expects to record amortization expense associated with the acquired customer relationships (based on a 10-year useful life) in its restated 2005 Form 10-KSB and in its 2006 Form 10-K.

Note 7: Shareholders’ Equity, page F-16

Comment 3:

Please refer to prior comment 14. Given that the value of the beneficial conversion feature exceeded the proceeds, we believe that the entire amount should have been allocated to the beneficial conversion feature (“BCF”). Additionally, we believe the guidance of APB 21 is not applicable due to the fact that the value of the beneficial conversion represents interest expense under paragraph 9 of EITF 98-5 and should be recognized based on the guidance set forth therein. Please restate your financial statements to reflect the immediate recognition of the beneficial conversion feature at the commitment date.

Response:

At the time the instrument was issued in 2001, the Company allocated all of the proceeds received ($975,000) to beneficial conversion feature (BCF), which were to be amortized over the term of the instrument, in accordance with EITF Issue No. 00-27, par. 19. As a result of comments received from the staff of the Commission in 2002, the Company amended its 2001 Form 10-KSB to impute interest ($563,000) on the instrument and immediately recognize the remaining proceeds ($412,000) as BCF expense on the date of issuance in 2001. The imputed interest continued to be amortized over the term of the instrument. The Company believes that the original recording of this instrument was correct and after recalculating the cumulative effect of the conversion on the 2004 financials, found the expense should have been $380,264 for the twelve months ended December 31, 2004, an increase of $361,915. Given the materiality of this cumulative effect, we will restate the expense for the fiscal year ended December 31, 2004 as stated on the 2005 10-KSB.

Comment 4:

Please refer to prior comment 15. Your response does not address the comment which was raised. Please revise to disclose how you considered the need to recognize an additional amount of beneficial conversion feature due to the reduction in the conversion rate.

vFinance, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005

Response:

The reduction in conversion rate was accounted for as a conversion inducement in accordance with SFAS No. 84, Induced Conversions of Convertible Debt, resulting in $231,625 of conversion premium expense during the first quarter of 2004, when the inducement offer was made. The conversion premium expense represents the difference between the value of the securities issued and the value of securities issuable pursuant to the original conversion privileges, as illustrated in Example 2 of SFAS No. 84. Additionally, the Company accelerated the amortization of unrecognized BCF as a result of the conversions in 2004. Other than this acceleration and the conversion premium expense, the Company does not believe that additional BCF expense should be recognized as a result of the reduction in conversion rate.

Note 8: Debt, page F-20

Comment 5:

Please refer to prior comment 16. We continue to believe that the agreement entered into with NFS represents a modification of the debt agreement with UBS Securities. Accordingly, please provide us your analysis of the original debt agreement and the replacement debt agreement under EITF 96-19 to support the appropriateness of the gain recognition. In order to facilitate our understanding of this arrangement, please provide us with executed copies of the related legal documents.

Response:

The Company does not believe that EITF 96-19 is applicable because the credit agreement was terminated in its entirety. Enclosed with this response letter are executed copies of the Payoff Letter and NFS Agreement. As a result of and in consideration for such payoff letter, the Company relinquished any right to borrow $1.5 million in addition to the $1.5 million already borrowed pursuant to the subject Credit Agreement. Moreover, the Company waived any lender liability claims for actual or consequential damages it may have had against UBS Americas, Inc. The NFS Agreement is a Clearing Agreement with no borrowing capacity or other characteristics of a credit agreement. As such, the Company believes the termination of the Credit Agreement and the execution of a Clearing Agreement each require separate accounting and do not represent the modification of a debt instrument or the replacement of a debt instrument.

We believe that we have addressed all of your comments and we are hopeful that we can bring this matter to a close quickly. It is our intention to incorporate all of the adjustments into our 2006 10K prior to March 31, 2007.

We will amend our Form 10-KSB for the fiscal year ended December 31, 2005 once you have indicated that we have answered all of your questions and resolved all disclosure issues to your satisfaction.

Sincerely,

Alan B. Levin

Chief Financial Officer

vFinance, Inc.